Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form S-3 (No. 333-127961) of our reports dated September 14, 2007, with respect to the combined statements of assets acquired and liabilities assumed as of December 31, 2006 and the related revenues and direct operating expenses of Anadarko Chaney Dell System and Anadarko Midkiff/Benedum System, for each of the years in the three-year period ended December 31, 2006, which reports appear in the Form 8-K/A of Atlas Pipeline Partners, L.P. dated September 14, 2007.

These combined statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in note 1 to the combined statements. The statements are not intended to be a complete presentation of the Anadarko Chaney Dell System and the Anadarko Midkiff/Benedum System.

/s/ KPMG LLP

Denver, Colorado

June 24, 2008